Amy L. Bowler Partner Phone 303.290.1086 abowler@hollandhart.com

January 31, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC 20549

Attn:	Michael Purcell
Daniel Morris

Re:	American Battery Technology Company
Registration Statement on Form S-1
Response dated January 16, 2025
File No. 333-283807

Dear Messrs. Purcell and Morris:

Set forth below is the response of American Battery Technology Company (the “Company”) to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2025, regarding the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For your convenience, the Company has set forth below the Staff comment followed by the Company’s response.

Response dated January 16, 2025

General

1.	We note your response to prior comment 3 and reissue in part. Please expand your disclosure as to the relationship or lack thereof between the Company and High Trail Entities. For example, please detail whether any of the High Trail Entities are an affiliate of the Company, or if any of the Company’s executive officers or directors have a relationship with the High Trail Entities.

High Trail Investments ON LLC and High Trail Special Situations LLC (the “High Trail Entities”) have not previously been and are not currently affiliates of the Company. The sale of the senior secured convertible notes to the High Trail Entities was negotiated in an arm’s length transaction between the parties. None of the High Trail Entities nor any person that controls a High Trail Entity is an officer, director, or beneficial owner of more than 4.99% of the Company’s common stock and the High Trail Entities are contractually prohibited from holding more than 4.99% of the Company’s common stock at any time. In addition, none of the Company’s executive officers or directors have a relationship with the High Trail Entities, other than in connection with the sale of the notes pursuant to the Securities Purchase Agreement entered into by the Company and the High Trail Entities.

Location	Mailing Address	Contact
555 17th Street, Suite 3200	P.O. Box 8749	p: 303.295.8000 | f: 303.295.8261
Denver, CO 80202-3921	Denver, CO 80201-8749	www.hollandhart.com

In our prior response letter filed on January 16, 2025, we agreed to revise the 5.1 legal opinion to reflect the final number of shares being registered. We respectfully request that we not be required to refile the Form S-1, provided that we file the revised opinion on a Current Report on Form 8-K prior to submitting a request for acceleration. Please contact Bret Meich, the Company’s General Counsel, at (775) 561-0454), or Amy Bowler, the Company’s external counsel, at (303 290-1086), if you should have any questions regarding the response contained herein.

Sincerely,

/s/ Amy L. Bowler
Amy L. Bowler
Partner
Holland & Hart LLP